

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

July 10, 2009

Mr. Richard A. Bird
Chief Executive Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, North Carolina 27560

   Re: **Charles & Colvard, Ltd.**
      Item 4.01 Form 8-K
      Filed June 26, 2008
      File No. 000-23329

Dear Mr. Bird:

  We have completed our review of your Form 8-K and have no further comments at this time.

         Sincerely,

         Ta Tanisha Meadows
         Staff Accountant